PACIFIC ETHANOL, INC.
400 Capitol Mall, Suite 2060
Sacramento, California 65814
(916) 403-2123

January 7, 2011

VIA EDGAR

Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington DC 20549

Re:	WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-1 SEC Registration No.: 333-170150 Initial Filing Date: October 26, 2010

To:	Division of Corporation Finance:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the “1933 Act”), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the “SEC”) for an order permitting Pacific Ethanol, Inc. (the “Registrant”) to withdraw its Registration Statement on Form S-1, initially filed by the Registrant on October 26, 2010 (the “Registration Statement”).

The Registration Statement has not been declared effective by the SEC and no securities have been sold in connection with the Registration Statement. The withdrawal is being sought by the Registrant because the Registrant anticipates that it will enter into a private transaction after the withdrawal of the Registration Statement.  The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

If you have any questions, please do not hesitate to contact our securities counsel, Larry A. Cerutti, Esq. at Rutan & Tucker, LLP at (714) 641-3450.

Very truly yours,

PACIFIC ETHANOL, INC.
a Delaware corporation

/s/ CHRISTOPHER W. WRIGHT

Christopher W. Wright
Vice President and General Counsel